SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5) (final)

Telular Corporation
_____________________________________________________________________________
(NAME OF ISSUER)

                                                 Shares of Common Stock, $0.01 par value per share
(Title of Class of Securities)

87970T208
_____________________________________________________________________________
(CUSIP NUMBER)

Jeffrey Jacobowitz
Simcoe Capital Management
6 East 43rd Street, 23rd Floor
New York, NY  10017
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2011
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87970T208	13D	Page 2 of 8
1		NAME OF REPORTING PERSONS Simcoe Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 87970T208	13D	Page 3 of 8
1		NAME OF REPORTING PERSONS Simcoe Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 87970T208	13D	Page 4 of 8

1		NAME OF REPORTING PERSONS Jeffrey Jacobowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 535,449*
	8	SHARED VOTING POWER 130,600
	9	SOLE DISPOSITIVE POWER 535,449*
	10	SHARED DISPOSITIVE POWER 130,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 666,049*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	Includes 35,449 shares of Common Stock that Jacobowitz has the right to receive on conversion of vested restricted stock units following termination of his service as director.

CUSIP No. 87970T208	13D	Page 5 of 8

1		NAME OF REPORTING PERSONS Elisheva Jacobowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 130,600
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 130,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

This Amendment No. 4 filed by Simcoe Partners, L.P., Simcoe Management Company, LLC, Jeffrey Jacobowitz and Elisheva Jacobowitz (the “Reporting Persons”), amends the Schedule 13D filed with respect to the common stock of Telular Corporation (the “Company”) by the Reporting Persons with the Securities and Exchange Commission on December 1, 2008, as amended (the “Original Schedule 13D”).

Item 5.	Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a)          As of February 7, 2011, Simcoe beneficially owns 500,000 shares of Common Stock of the Issuer, representing approximately 3.3% of the Issuer’s outstanding shares of Common Stock, which percentage is based upon the 14,995,390 shares of Common Stock issued and outstanding as of December 31, 2010 as reported in a press release filed with an 8-K filed by the Issuer with the Securities and Exchange Commission on February 2, 2011.

As the general partner of Simcoe, Simcoe Management may be deemed to beneficially own the 500,000 shares of Common Stock owned by Simcoe, representing approximately 3.3% of the outstanding shares.

As the manager of Simcoe Management, Jeffrey Jacobowitz may be deemed to beneficially own the 500,000 shares of Common Stock owned by Simcoe.  Mr. Jacobowitz disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.  In addition, Mr. Jacobowitz beneficially owns 130,600 shares of Common Stock, representing 0.9% of the outstanding shares, over which he has shared voting and dispositive power with his wife, Elisheva Jacobowitz.  Mr. Jacobowitz may also be deemed to beneficially own an additional 35,449 shares of Common Stock, representing 0.2% of the outstanding shares, over which he may be deemed to have sole voting and dispositive power, issuable upon conversion on a one-for-one basis of vested restricted stock units of the Issuer following termination of his service as a director of the Issuer.   (Mr. Jacobowitz owns additional restricted stock units convertible into 5,193 shares of Common Stock, which will vest on January 31, 2012.)

Elisheva Jacobowitz beneficially owns 130,600 shares of Common Stock, representing 0.9% of the outstanding shares, over which she has shared voting and dispositive power with her husband, Jeffrey Jacobowitz.

Each of Simcoe, Simcoe Management and Jeffrey Jacobowitz may be deemed to have sole voting and dispositive power over the 500,000 shares of Common Stock reported as beneficially owned by such persons by virtue of each person’s relationship to the other as described in Item 2.  Each may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Persons within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person, in each case, except to the extent of such Reporting Person’s pecuniary interest therein.

(c)           The transactions in the Issuer’s securities by Reporting Persons in the last sixty days are as follows.

(i)
On February 7, 2011, Simcoe Partners, L.P. sold 100,000 shares of Common Stock in brokers’ transactions on the NASDAQ Stock Market. The prices at which the shares were sold ranged from $7.00 to $7.77 and averaged $7.016 a share.

(ii)
On February 2, 2011, Simcoe Partners, L.P. sold 300,000 shares of Common Stock in brokers’ transactions on the NASDAQ Stock Market. The prices at which the shares were sold ranged from $6.50 to $6.65 and averaged $6.503 a share.

(iii)
On January 31, 2011, there vested restricted stock units previously awarded to Mr. Jacobowitz, which are convertible into 8,739 shares of Common Stock following termination of Mr. Jacobowitz’s service as a director of the Issuer. Mr. Jacobowitz received the restricted stock units as compensation for his service as a director of the Issuer.

* Price excludes commission.

(d)	Not Applicable.

(e)	February 7, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2011
SIMCOE PARTNERS, L.P.
By: Simcoe Management Company, LLC, its general partner
By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Manager of Simcoe Management Company, LLC

SIMCOE MANAGEMENT COMPANY, LLC

By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Manager

/s/ Jeffrey Jacobowitz
Jeffrey Jacobowitz

ELISHEVA JACOBOWITZ

By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Attorney-in-Fact